SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                           For the month of July 2004

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________







                       RYANAIR LAUNCHES CRAZY WINTER SALE
               1 MIILION SEATS AT99p THAT WON'T MELT YOUR WALLET!

Ryanair, Europe's No. 1 low fares airline, today (Thursday, 8th July 2004) launched its new Winter Seat Sale with 1 Million seats availableat a cool 99p! (excluding taxes and charges)

Announcing the new Winter Seat Sale in London today, Ryanair's Chief Executive, Michael O'Leary said:

        "Ho ho ho...It's snow-time! - and while it may be hot in the city, Ryanair is announcing over 1 M seats at an incredible 99p! Our winter schedule offers 149 routes across 16 European countries. So if it's a cool winter break you're looking for, no need to wait for Easyjet's high fares and crap punctuality. While Easyjet hibernate this winter, millions of Ryanair passengers will be enjoying Europe's lowest fares, best punctuality and customer service.

        "It's snow joke, Ryanair's crazy winter fares are available at www.ryanair.com and demand will be huge - so get your skates on and have something cool to look forward to this winter".

Booking period:                          Friday, 9th July - midnight Thursday,
                                         15th July 2004.
Travel period:                           7th September 2004 - 31st January
                                         2005
Advance booking:                         14 days - unless otherwise stated
Applicable days:                         12.00 Mondays - 12.00 Thursdays
Subject to availability,                 see www.ryanair.com for details.
terms and conditions

Ends.                          Thursday, 8th July 2004

Paul Fitzsimmons - Ryanair     Pauline McAlester - Murray Consultants
Tel: 00 353 1 812 1228         Tel: 00 353 1 4980 300


                             SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  08 July 2004

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director